Virtual Annual General Meeting of Holders of Common Shares of IAMGOLD Corporation (the "Issuer")

May 3, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Election of Directors

The nominees listed on the Management Information Circular dated April 6, 2022 were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian Ashby	288,492,555	99.40	1,754,081	0.60
Maryse Bélanger	277,014,951	95.44	13,231,685	4.56
Ann Masse	288,347,716	99.35	1,898,920	0.65
Lawrence Peter O'Hagan	288,358,347	99.35	1,888,289	0.65
Kevin O'Kane	286,481,744	98.70	3,764,892	1.30
David Smith	287,234,459	98.96	3,012,177	1.04
Deborah Starkman	285,328,718	98.31	4,917,918	1.69
Anne Marie Toutant	288,287,413	99.32	1,959,223	0.68

Item 2:  Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
307,402,189	91.90	27,080,671	8.10

Item 3:  Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
267,637,287	92.21	22,609,049	7.79

Dated this 3rd day of May, 2022.

IAMGOLD CORPORATION

/s/ Tim Bradburn

_____________________________

Tim Bradburn

Senior Vice President, General Counsel and Corporate Secretary